UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO – T/A

Amendment No. 5

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

METROMEDIA INTERNATIONAL GROUP, INC.

(Name of Subject Company (Issuer))

CAUCUSCOM MERGERCO CORP.

(OFFEROR)

CAUCUSCOM VENTURES L.P.

(PARENT OF OFFEROR)

CAUCUS CARRY MANAGEMENT L.P.

(GENERAL PARTNER OF PARENT OF OFFEROR)

CAUCUS TELECOM MANAGEMENT LTD.

(GENERAL PARTNER OF GENERAL PARTNER OF PARENT OF OFFEROR)

(Names of Filing Persons)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

591695101

(CUSIP Number of Class of Securities)

Mr. Peter Nagle

CaucusCom Ventures L.P.

c/o Salford

Norfolk House, 31 St James’s Square

London SW1Y 4JJ

United Kingdom

(+44 20) 7004 7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Gregory V. Gooding, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6870

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$187,352,904.60	$5,751.73

*Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $1.80 per share by the sum of (x) the 103,144,947 shares of common stock, par value $0.01 per share (the “Common Shares”), of Metromedia International Group, Inc. (the “Company”), issued and outstanding as of July 13, 2007, (y) the 240,000 Common Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options to purchase Common Shares that are currently outstanding and exercisable and (z) the 700,000 Common Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all warrants to purchase Common Shares that are currently outstanding and exercisable.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,751.73
Form or Registration No.:	Schedule TO (Rule 14d-100)
Filing Party:	CaucusCom Mergerco Corp. and CaucusCom Ventures, L.P.
Date Filed:	July 18, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐ Check the appropriate boxes below to designate any transactions to which the statement relates.

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

(Continued on following pages)

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This Amendment No. 5 (this “Final Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 18, 2007 (as subsequently amended and supplemented, the “Schedule TO”) in connection with the offer by CaucusCom Mergerco Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Metromedia International Group, Inc., a Delaware corporation (the “Company”), at a price of $1.80 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Except as otherwise specifically provided herein, this Final Amendment does not modify or supplement any of the information set forth in the Schedule TO. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

ITEMS 1, 4, 8 and 11

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by including the following:

“The Offer expired at 12:00 Midnight, New York City time, on August 21, 2007. As of the expiration of the Offer, a total of approximately 80,161,574 Common Shares (including 2,001,191 Common Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered into the Offer and not withdrawn. These Common Shares represent approximately 77.6% of outstanding Common Shares (including approximately 1.9% of outstanding Common Shares that were tendered pursuant to guaranteed delivery procedures). Following the expiration of the Offer, Purchaser accepted for payment all Common Shares validly tendered and not withdrawn pursuant to the Offer.

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Pursuant to the Merger Agreement, on August 22, 2007, Purchaser merged with and into the Company, with the Company continuing as the Surviving Corporation and a subsidiary of Parent. At the effective time of the Merger, each Common Share outstanding immediately prior to the effective time of the Merger (other than Common Shares owned by Parent or Purchaser or held by the Company, and Common Shares held by holders who have demanded and perfected their appraisal rights under Delaware law) has been canceled and automatically converted into the right to receive $1.80 per share in cash, without interest, less any applicable withholding taxes. Each Preferred Share outstanding immediately prior to the effective time of the Merger remains outstanding following the Merger.

In order to complete the Merger under Delaware’s short-form merger statute, on August 22, 2007, Purchaser exercised the top-up option, pursuant to which Purchaser purchased, prior to the consummation of the Merger, 200,000,000 newly issued Common Shares at a purchase price per share equal to the price per share paid by Purchaser in the Offer.”

ITEM 12.	MATERIAL TO BE FILED AS EXHIBITS
The information set forth in Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:
(a)(1)(L)	Press release issued by Parent on August 22, 2007.
(a)(1)(M)	Press release issued by Parent on August 22, 2007.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify, as of August 22, 2007, that the information set forth in this statement is true, complete and correct.

CAUCUSCOM MERGERCO CORP.

By:	/s/ Peter Nagle
	Name:	Peter Nagle
	Title:	President

CAUCUSCOM VENTURES L.P.

By:	Caucus Carry Management L.P.,
its General Partner

By:	Caucus Telecom Management Ltd.,
its General Partner

By:	/s/ Peter Nagle
	Name:	Peter Nagle
	Title:	Director

CAUCUS CARRY MANAGEMENT L.P.

By:	Caucus Telecom Management Ltd.,
its General Partner

By:	/s/ Peter Nagle
Name: Peter Nagle
	Title:	Director

CAUCUS TELECOM MANAGEMENT LTD.

By:	/s/ Peter Nagle
	Name:	Peter Nagle
	Title:	Director

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated July 18, 2007.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press release issued by the Company on July 17, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 17, 2007).
(a)(1)(H)	Form of summary advertisement, published July 18, 2007.
(a)(1)(I)	Press release issued by Parent on August 10, 2007.
(a)(1)(J)	Press release issued by Parent on August 15, 2007.
(a)(1)(K)	Press release issued by Parent on August 21, 2007.
(a)(1)(L)	Press release issued by Parent on August 22, 2007.
(a)(1)(M)	Press release issued by Parent on August 22, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of July 17, 2007, by and among Parent, Purchaser and the Company.
(d)(2)	Tender and Support Agreement, dated as of July 16, 2007, by and among Parent, Purchaser and certain stockholders of the Company named therein.
(d)(3)	Confidentiality Agreement, dated as of April 10, 2007, between the Company and Salford Georgia.
(d)(4)	Confidentiality Agreement, dated as of May 10, 2007, between the Company and Sun Capital Partners Ltd.

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(d)(5)	Letter agreement, dated June 27, 2007, among the Company, Sun Capital Partners Ltd. and Compound Capital Limited.
(g)	Not applicable.
(h)	Not applicable.

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